Filed Pursuant to Rule 433
Registration Statement No. 333-189896

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Monday, October 19, 2015

MONTEVIDEO, URUGUAY —

New Bonds Offering

The Oriental Republic of Uruguay (“Uruguay”) announced today the commencement of a global offering (the “New Bonds Offering”) of a series of global bonds due 2027 to be denominated in U.S. dollars (the “New Bonds”). Citigroup Global Markets Inc., HSBC Securities (USA) Inc., and Itau BBA USA Securities, Inc. will serve as Joint Bookrunners for the New Bonds Offering.

The New Bonds Offering is being made only by means of a prospectus supplement and accompanying base prospectus under Uruguay’s registration statement filed with the United States Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933. Copies of the prospectus supplement and prospectus for the New Bonds Offering may be obtained by contacting Citigroup Global Markets Inc., HSBC Securities (USA) Inc., and Itau BBA USA Securities, Inc..

Uruguay intends to use the net proceeds of the sale of the New Bonds for general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness, and will use a portion of such net proceeds for liability management transactions, including the payment of the Purchase Price (as defined below) for Old Bonds (as defined below) if any are acquired pursuant to the terms and subject to the conditions contained in the Offer to Purchase (as defined below).

Application will be made to have the New Bonds admitted to the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Uruguay also announced today the commencement of an offer to purchase for cash (the “Tender Offer”) bonds of each series listed in the table below (collectively, the “Old Bonds” and each Old Bond, a “series” of Old Bonds) such that the aggregate Purchase Price to be paid for the Old Bonds tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount to be determined by Uruguay in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the Offer to Purchase, dated Monday, October 19, 2015 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Bonds but is conditioned, among other things, on the offering and pricing on the date hereof (but not the closing) of the New Bonds in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion.

The tender period (the “Tender Period”) will commence at 8:00 a.m., New York time, on Monday, October 19, 2015 and expire at 4:00 p.m., New York time, on the same day unless extended or earlier terminated. The settlement of the Tender Offer is scheduled to occur on Monday, October 26, 2015 (the “Tender Offer Settlement Date”). The purchase price to be paid for the Old Bonds of each series tendered and accepted pursuant to the Tender Offer will be the fixed price indicated in the table below (the “Purchase Price”). Holders whose Old Bonds are accepted in the Tender Offer will also receive any accrued and unpaid interest (the “Accrued Interest”) on these Old Bonds up to (but excluding) the Tender Offer Settlement Date. Accrued Interest will be payable in cash.

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Old Bonds	Outstanding Principal Amount as of Friday, October 16, 2016	ISIN	CUSIP	Common Code	Purchase Price (per US$1,000 Principal Amount)	Purchase Price (%)

9.250% Global Bonds due 2017 (“2017 Bonds”)	US$50,344,000	US760942AR33	760942AR3	021983462	US$1,140.00	114.00%
8.000% Global Bonds due 2022 (“2022 Bonds”)	US$563,703,939	US917288BC52	917288BC5	023617129	US$1,275.00	127.50%
4.500% Global Bonds due 2024 (“2024 Bonds”)	US$2,000,000,000	US760942AZ58	760942AZ5	096139942	US$1,060.00	106.00%
6.875% Global Bonds due 2025 (“2025 Bonds”)	US$175,369,620	US760942AX01	760942AX0	045490688	US$1,190.00	119.00%

During the Tender Period, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank S.A./N.V. (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

HSBC Securities (USA) Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Bonds for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, prior to 8:00 a.m., New York time, on Tuesday, October 20, 2015 or as soon as possible thereafter. Each of Uruguay and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason. Tender Orders by a holder of each series of Old Bonds must be in principal amounts of at least US$100,000 and integral multiples of US$1.00 or US$1,000 in excess thereof, as the case may be depending on the integral multiple specified for the minimum denominations of each series of Old Bonds (“Permitted Tender Amounts”).

There is no letter of transmittal for the Tender Offer. If you hold Old Bonds through DTC, they must be delivered to any of the Dealer Managers for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. If you hold Old Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Bonds to the Billing and Delivering Bank is the overnight process, one day prior to the Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Bonds on time may result (i) in the cancellation of the relevant holder’s Tender Order and in such holder becoming liable for any damages resulting from that failure and (ii) in the case of Preferred Tenders (as defined below), cancellation of any allocation of New Bonds in the New Bonds Offering in respect of a holder’s related order for New Bonds. Holders will not have withdrawal rights with respect to any tenders of Old Bonds in the Tender Offer. Old Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities (i.e., a “desk to desk” or “broker to broker” trade).

To the extent the Aggregate Purchase Price would exceed the Maximum Purchase Amount and proration occurs, preference will be given to Tender Orders submitted by holders who place firm orders for New Bonds prior to the pricing of the New Bonds Offering (“Preferred Tenders”). Such priority will apply, for each Preferred Tender, with respect to an amount of such Tender Orders having a Purchase Price equal to the amount of New Bonds ordered by such holder, subject to certain limits.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest for Old Bonds validly tendered and accepted. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Bonds tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the settlement of the Tender Offer on the Tender Offer Settlement Date as described in the Offer to Purchase. The Billing and Delivery Bank shall only have the obligation to sell to Uruguay the Old Bonds validly tendered and

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accepted for purchase that the Billing and Delivery Bank has actually received pursuant to the Offer to Purchase on the date of settlement of the Tender Offer. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

The Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivering Bank to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Uruguay and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept tenders for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at http://www.gbsc-usa.com/Uruguay/ or obtained from the Information Agent, Global Bondholder Services Corporation, 65 Broadway – Suite 404, New York, New York 10006 (Tel. (212) 430 3774, or toll free (866) 470-3900) Attention: Corporate Actions, or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Citigroup Global Markets Inc.	HSBC Securities (USA) Inc.	Itau BBA USA Securities, Inc.
390 Greenwich Street, 1st Floor	452 Fifth Avenue	767 Fifth Ave., 50th Floor
New York, New York 10013	New York, New York 10018	New York, New York 10153
United States of America	United States of America	United States of America
Attention: Liability Management Group	Attention: Global Liability Management Group	Attention: Syndicate desk / Liability Management
Collect: (212) 723-6106	Collect: (212) 525-5552	Collect: (212) 710-6749
Toll-free: (800) 558-3745	Toll-free: (888) HSBC-4LM	Toll-free: (888) 770-4828

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Uruguay has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in that registration statement and other documents Uruguay has filed with the SEC for more complete information about Uruguay and such offerings. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the preliminary pricing supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

The following additional information of Uruguay is available from the SEC’s website and also accompanies this free-writing prospectus:

http://www.sec.gov/Archives/edgar/data/102385/000090342315000590/0000903423-15-000589-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342315000592/0000903423-15-000592-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342315000532/rou-18k_0826.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342315000590/0000903423-15-000590-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342315000589/0000903423-15-000591-index.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000434/repofur-sb_0729.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342313000412/repofur-sb_0710.htm

Contact information:	Global Bondholder Services Corporation
Attention: Corporate Actions
65 Broadway – Suite 404
New York, NY 10006
Banks and Brokers call: +1 (212) 430-3774 Toll free: +1 (866) 470-3900 website: http://www.gbsc-usa.com/Uruguay/

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Important Notice

The distribution of materials relating to the New Bonds Offering or the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

In any EEA Member State this communication is only addressed to and is only directed at qualified investors within the meaning of the Prospectus Directive.

The New Bonds are not authorized for public offering under the Austrian Capital Markets Act (Kapitalmarktgesetz) and no public offers or public sales or invitation to make such an offer may be made. No advertisements may be published and no marketing materials may be made available or distributed in Austria in respect of the New Bonds. A public offering of the securities in Austria without the prior publication of a prospectus in accordance with the Austrian Capital Market Act would constitute a criminal offense under Austrian law.

In the Bahamas, the New Bonds are being offered and sold only to Accredited Investors (as defined in the Securities Industry Regulations, 2012) and will be subject to the resale restrictions contained in Regulation 117. As a condition of the purchase of the New Bonds, each purchaser will be required to attest to the purchaser’s status as an Accredited Investor acknowledging that the securities purchased are subject to restrictions on resale.

The New Bonds Offering does not constitute a public offering within the meaning of Article 3, §1 of the Belgian Law of June 16, 2006 on public offering of securities and admission of securities to trading on a regulated market (the “Prospectus Law”). The Tender Offer will not constitute a public offering within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (the “Takeover Law”). The New Bonds Offering and the Tender Offer will be exclusively conducted under applicable private placement exemptions and have therefore not been, and will not be, notified to, and any offer material relating to the New Bonds Offering or the Tender Offer has not been, and will not be, approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). The New Bonds Offering as well as the New Bonds Offering materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Prospectus Law. The Tender Offer as well as the Tender Offer materials may only be advertised, offered or distributed in any way, directly or indirectly, to any persons located and/or resident in Belgium who qualify as “Qualified Investors” as defined in Article 10, §1 of the Prospectus Law and as referred to in Article 6, §3, 1° of the Takeover Law, and who are acting for their own account, or in other circumstances which do not constitute a public offering in Belgium pursuant to the Takeover Law.

The New Bonds Offering and the Tender Offer have not been and will not be approved by the Danish Financial Supervisory Authority, as neither constitute a public offer in accordance with the Danish Securities Trading Act nor the Danish executive order on takeover bids.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the New Notes that has been approved by the French Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the EEA and notified to the French Autorité des marchés financiers and to Uruguay; neither the Tender Offer nor the New Notes have been

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offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the materials relating to the New Notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to qualified investors (investisseurs qualifiés), as defined in Articles L. 411-2 and D. 411-1, of the French Code monétaire et financier who are investing for their own account and are not individuals. The direct or indirect distribution to the public in France of any so acquired New Notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder. The other legal entities referred to in Articles L. 341-2 1° and D. 341-1 of the French Code monétaire et financier are eligible to participate in the Tender Offer. The Tender Offer has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financier.

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the securities, or distribution of a prospectus or any other offer materials and that, in particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz) of June 22, 2005, as amended (the “German Securities Prospectus Act”), has been or will be published within the Federal Republic of Germany. In Germany, the New Bonds may not be offered or sold other than to qualified investors within the meaning of § 2(6) of the German Securities Prospectus Act.

With respect to persons in Hong Kong, the New Bonds Offering and the Tender Offer are only made to, and are only capable of acceptance by, professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder (“professional investors”). No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Bonds, Old Bonds or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong, including in circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) other than with respect to Old Bonds which are or are intended to be tendered, or New Bonds which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

In Ireland, the New Bonds Offering and the Tender Offer are not being made, directly or indirectly, to the public in Ireland and no offers or sales of any securities under or in connection with the New Bonds Offering or the Tender Offer may be effected except in conformity with the provisions of Irish law including, but not limited to, (i) the Irish Companies Act 2014, (ii) the Prospectus (Directive 2003/71/EC) Regulations 2012 of Ireland, (iii) the European Communities (Markets & Financial Instruments) Regulations 2007 (as amended) of Ireland; and (iv) the Market Abuse (Directive 2003/6/EC) Regulations of Ireland (as amended).

In Italy, this announcement is only being distributed to and is only directed at, and the prospectus supplement and the Offer to Purchase documents may only be distributed, directly or indirectly, to qualified investors.

In Luxembourg, this announcement has been prepared on the basis that the New Bond Offering and the Tender Offer will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to produce a prospectus for offers of securities.

In the Netherlands, the New Bonds may not be offered or sold, directly or indirectly, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Neither the communication of this announcement nor any other offer material relating to the New Bonds Offering and the Tender Offer has been approved, by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which this announcement relates is available only to relevant persons and will

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be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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